KOKORO Spirits

Retail Alcohol Minority Owned Sustainability Distillery

Promoting Sustainability and Community with Premium Spirits from Around the World

KOKOROSPIRITS.COM SAN FRANCISCO CALIFORNIA





The world doesn't need another alcohol brand. What it could use is a socially responsible company that focuses on the sharing of cultural and traditional experiences of communities from around the world. It is time for us to be reminded that spirits are best enjoyed in celebration with our friends, families, and neighbors, both near and far.

Howard Cao Founder & Interim CEO @ KOKORO Spirits

Why you may want to support us...

1. US retail sales of spirits are up 32% in 2020 with online alcohol sales growing at almost 500% from last year.
2. Our Direct-To-Consumer model leverages the increased consumer demand and will quickly build brand enthusiasts.
3. Our 1st product is an award-winning tequila with back-to-back gold medals from San Francisco World Spirits Competition.
4. We are a California Benefit Corporation, a Pending B Corp, and a member of 1% for the Planet.
5. Our team of seasoned advisors and industry professionals has experience guiding billion-dollar companies to exit.

Why investors ❤ us

WE'VE RAISED $141,600 SINCE OUR FOUNDING

I've worked with Howard Cao many times across several companies. I bring the challenging projects that need high impact, disciplined execution on challenging timelines with creative budgets because Howard refuses to compromise on the quality of the work he attaches his name to. Howard has solved countless problems to deliver on the quality to which he is dedicated, always servicing the output and driving the projects and products forward. I received the KOKORO tequila as a client gift several years ago and after trying it immediately corked it back up and socked it away with my other reserved bottles that I kept for special applications. I enjoyed it with friends, and reached for it any... read more

Patrick Evans

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Howard Cao

Founder & Interim CEO

Howard is the Founder & CEO of Form & Fiction Ventures, a San Francisco creative venture studio that incubates and supports socially responsible start-ups with a focus on consumer brands, digital therapeutics, and cannabinoid sciences.

in



Scott Barnum

Board Member

Scott is a seasoned consumer brand executive. He has held C-suite, board, and management positions at PepsiCo, Miller Brewing, Pete's Brewing, Pyramid Breweries, and Krave Jerky. His primary focus is on strategy, operations, and corporate governance.

in



Bill Mitchell

Advisor

Bill has led companies ranging in size from $50M to $20+B as President, CEO, and Chairman of the Board. He is the Founding Partner of Sequel Venture Partners and a partner at Sage Partners. He also served on the board at Brown-Forman for many years.

in



Ken MacKenzie

Advisor

Ken has 20+ years of experience in the tequila industry as the CEO of Amate Tequila and Co-Founder & COO of Republic Tequila. He is currently the Co-Founder & CEO of Fresh Victor, an all-natural, fresh juice, craft cocktail mixer company.

in



H. Joseph Ehrmann

Advisor

H. is the proprietor of Elixir (one of the Top 40 Whisky Bars in America), a BNIC Certified Cognac Educator, an Authentic Caribbean Rum panelist, Level 3 WSET Spirits Certificate holder, and two-time Cocktail-of-the-Year winner at SF World Spirits.

in



Greg Cohen
Advisor
Greg has directed marketing and PR efforts to help elevate many beverage alcohol brands, including a little-known tequila company (at the time) called Patron, creating and communicating the brand narrative for a now household name & valued over $5B.



Tiffany McNeil
Advisor
Tiffany is the founder of Oaktown Strategy and focused on using consumer insights and human-centered design to inform strategic decisions. She works with mission-driven consumer brands such as Impossible Foods, Burton Snowboards, and Plum Organics.



Andy Roos
Advisor
Andy is a partner at HBSE Ventures, a venture capital fund formed within HBSE, leveraging HBSE's global portfolio, expertise, and resources to invest in companies at the cross-section of sports, entertainment, and technology.

The KOKORO Spirits Story

It Started With A Sip

Three years ago on National Tequila Day, our founder, Howard Cao, dug around in our studio's cupboard and stumbled upon an old bottle of tequila that had been inadvertently neglected over the years. Dusting it off, he popped open the bottle, took a sip, and was absolutely transported. He thought of the people and hard work that went into making such a fine tequila, not to mention the agave and beautiful regions they were sourced from. Above all, he wondered how the spirits we drink today could bring so many people together but with so little appreciation for the spirits' culture and heritage. This inspired insight led him down the journey of designing something he could share with his friends and family.

What originally began as a clever holiday gift, evolved into ***KOKORO Spirits***, a company that curates a collection of premium spirits and a brand that celebrates communities and cultures from around the world.


XXX
SIX
XXX
XXX
XXX

Our Purpose

As a ***California Benefit Corporation*** and ***Pending B Corp***, we are focused on the triple bottom line: profit, people, and the planet. Doing our part as an independent bottler, we are mindful of how we source and procure our spirits by partnering only with like-minded distilleries who align with our values of social and environmental responsibility. We are also a member of ***1% for the Planet***, a non-profit that has given more than a quarter of a billion dollars back to society in the last 20 years.

We believe in a world that not only appreciates our connected humanity but also celebrates our individualism as well. As part of that belief, we use ancestral distillation techniques to craft innovative and traditionally-untraditional spirits to share with the world.



Our Design

Once we defined our purpose, we started on the design. First and foremost, the bottle. We wanted a shape that was iconic, catchy, but not indulgent and garish. And of course, Howard's Midwest upbringing probably had something to do with our bottle's similarities to a moonshine jug. For our logo, we started with a minimalist approach, placing ***XXX XXX*** as a substitute for our yet to be named brand. The six X's looked so good that we decided to keep them. We intend to use the same bottle and design across our entire collection of spirits as a symbol and reminder that it's not the vessel, but what's inside that matters most. As we took a deeper dive into what that meant, we were introduced to KOKORO.


XXX
XXX
*gebō: The relationship between giving & receiving and learning to give responsibly.
Certified
B
Corporation PENDING
1%
FOR THE PLANET
S P I R I T S

Our Name

KOKORO is a Japanese expression that unites the notions of heart, mind, and spirit; which are considered indistinguishable from one another. Interestingly enough, a mindfulness practitioner recently explained that our placeholder “X’s” are actually a rune for ***gebo** or “gift” which symbolizes the relationship between giving, receiving, and learning to give responsibly. All the pieces serendipitously fell into place as we embraced our mash-up of cultures. Not as appropriations, but as an inspiration of how disparate ideas can beautifully merge together into one, fulfilling the meaning behind KOKORO Spirits as our namesake.

Our First Stop: The Highlands of Jalisco

Given National Tequila Day was the initial spark for our KOKORO journey, the choice for our first release was obvious. Considering the hundreds of distilleries we could have partnered with, we were particularly drawn to ***Destiladora Bonanza***, a vibrant, family-owned distillery based in the highlands of Jalisco with a heritage of tequila making that dates back to 1886. Even more impressive is their focus on social and environmental responsibility and gender equality. Their master distiller, ***Rocio Rodriguez***, one of only a handful of female tequila master distillers, is the brilliant mind behind our back-to-back, ***San Francisco World Spirits Competition*** Gold Medal-winning tequila.

Rocio’s passion for ancestral techniques allowed us to develop an innovative, traditionally-untraditional tequila plata that will surprise and delight both new and experienced tequila lovers alike. Our relationship with Bonanza & Rocio solidified when we independently selected the same tasting notes for our final tequila. At that moment, we knew we crafted a tequila that both KOKORO Spirits and Bonanza would be proud to share with the world.

The Tasting Notes

Our Tequila Plata starts with the traditional slow roasting of the pina - the heart of the blue agave plant. After 48 hours of roasting, the pina is crushed by a tahona to extract the aguamiel for fermentation. Our tequila provides an inviting aroma of cooked agave, ripe apple, and dusted pineapple that leads you to sweet herbal and caramel flavors. Made to be sipped, the light alcohol impact and lingering notes of floral, citrus, and light ginger allow for a smooth, harmonious experience.


BONANZA
xxxTEQUILAxxx.com
2020 EDITION: ___ / 1000

Uncertain Times Call for KOKORO

We feared that the current world issues would slow down our launch, but the market is telling us otherwise. US retail sale of spirits is up 32% in 2020 and online alcohol sales are skyrocketing at almost 500% from last year. It became apparent that the eCommerce model is ideal for delivering our spirits directly to our customers' doorsteps. Moreover, our distributors, ***American Spirits Exchange***, and online fulfillment partner, ***Speakeasy Company***, are the reliable anchors in supporting our online sales and distribution needs. There's no better time to launch KOKORO Spirits than now.

As we shake up the traditional three-tiered system of selling alcohol, our direct-to-consumer model will allow us not only to maximize gross margins but will create a unique, firsthand experience that can quickly build a community of KOKORO enthusiasts and advocates.

Why Crowdfunding?

We have already drawn plans for our next spirit release and intend to launch it within a few months of shipping our tequila. We can promise that it'll be just as exceptional in both the quality and our sourcing methodology. But before we announce our next journey, we want to hear from our investors. We want to give you the opportunity to communicate with us directly, to provide input, and can't wait for you to join us on the adventure in selecting our next spirit. Be it Scotland, the Caribbean, Southeast Asia, the Netherlands, or even our home country, The United States, our opportunities to explore and share the world's spirits are boundless.

We've already had a fair amount of large, private funding offers, but as a company that focuses on the celebration of community and camaraderie, keeping the opportunity of KOKORO Spirits within a small, exclusive network just doesn't fit our core beliefs and values. While we certainly won't turn down any large crowdfunding investments, our main goal is to democratize and diversify our shareholders and to provide all investors an opportunity to join our community and cause. That's why we're setting our minimum investment at only $250. You shouldn't have to be a millionaire or a celebrity's best friend to have the opportunity to invest in a new company that you truly believe in.

Where Your Money Will Go

With your investment, KOKORO Spirits will be able to officially take flight. We have built a plan to get to market as efficiently as possible, by leveraging our creative partners and advisors. Our largest use of capital will go to fulfill the initial run of our first product line - tequila. A significant portion of the funding will be utilized to support hyper-targeted marketing activities (e.g., social media and email marketing) to raise brand awareness and generate customer trials, and includes the procurement of our one-of-a-kind collection of swag for consumers. The remaining share will go towards operating costs and working capital.


47.5%
Initial Product Run
22%
Working Capital
350k Raise
7.5%
Wefunder Expenses
3%
Operating Expenses
20%
Marketing

We hope you share the same enthusiasm for premium spirits and our desire to celebrate cultures and communities from across the globe. Let's start this journey together and

xxx EXPLORE THE WORLD WITH US, ONE SPIRIT AT A TIME xxx

Cheers!

KOKORO Spirits

Investor Q&A

– COLLAPSE ALL

What does your company do?

We curate premium spirits from around the world not only to honor a region's traditional distillation methods but also to celebrate and share their culture and communities.

Where will your company be in 5 years?

We intend to be the premier destination for spirits enthusiasts who are looking for highly curated and multicultural experiences. We see ourselves transcending from a premium independent bottler to an international lifestyle brand, all while doing our part in preserving the legacy and richness of different cultures from across the world.

Why did you choose this idea?

The world doesn't need another alcohol brand. What it could use is a socially responsible company that focuses on the sharing of cultural and traditional experiences of communities from around the world. It is time for us to be reminded that spirits are best enjoyed in celebration with our friends, families, and neighbors, both near and far.

How far along are you? What's your biggest obstacle?

We have secured a production contract with a family-owned tequila distillery that traces its roots back to 1886. We are ready to start producing our award-winning tequila on a large scale and have our distributor (American Spirits Exchange) and our online fulfillment partner (Speakeasy Company) ready to support our direct-to-consumer sales. Unfortunately, due to COVID-19, we're at 90+ days before we'll have the product in hand to ship to our customers. Fortunately, we're already in the process of curating our next spirit, which should launch much quicker than our first. Our biggest obstacle is getting brand awareness, which is why we're relying on you not to only invest in us, but also to spread the word on our unique brand offering.

Who competes with you? What do you understand that they don't?

Right now, it'll just be tequila but we eventually intend not only to compete in all the major spirits categories but to introduce lesser-known spirits to the US market as well. Our core audience is spirits enthusiasts that value multi-cultural experiences in a sustainable and thoughtful way.

How will you make money?

The majority of our revenue will come from the direct-to-consumer sales of our spirits. We'll see additional revenue streams as we expand from tequila to other spirits: rum, whiskey, scotch, gin, etc. We'll also be selling high-margin, artfully designed merchandise to promote our brand and to provide another source of revenue. As we grow and expand, we'll explore wholesale and retail channels when the economics make sense.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The alcohol industry is heavily saturated. Although we're launching our brand with an award-winning tequila, we don't have the celebrity endorsements or marketing resources to help really separate us from the fray. There are many other reasons we could fail. The spirits industry is a minefield of legal, production, and operational issues. Fortunately, not many of these issues are completely out of our control and can be mitigated with the right resources and experience. In order for us to succeed, we will need to convince our audience that we can provide more than just a great tequila. Our subsequent spirit selections will also need to be just as good if not better. We've got an interesting looking bottle and a decent price point to attract first time customers, but it's going to take a great tasting experience to win them over time and time again.

Why are you raising funds using crowdfunding instead of traditional methods for a pre-seed company?

Although we've already had numerous private funding offers, we felt that the democratization and diversification of investors from crowdfunding best suits our company's core beliefs and values.

Why are you only selling direct to consumers?

Direct-to-consumer sales have skyrocketed due to COVID-19. This sales model will allow us to maximize our gross margins and minimize distribution issues. It will provide us an opportunity to quickly test the market in a capital efficient and agile way. It also allows us to communicate with our customers firsthand and to respond swiftly to their needs and concerns.